Exhibit 99.6
EXECUTION VERSION

March 31, 2017

The Significant Holders (as defined below)
listed on the signature pages hereto

Re: Support Agreement (including all exhibits, term sheets, annexes and other attachments hereto, this "Agreement"), regarding the Transactions (as defined below)

Ladies and Gentlemen:

This Support Agreement is being entered into in connection with the following Transactions:

(a)   the offer to exchange or repurchase for cash at the holder's election (collectively, the "AGI Exchange Offer") by Affinion Group, Inc. ("Affinion Group") all of the 7.875% Senior Notes due 2018 of Affinion Group (the "Existing AGI Notes") for (a) new Senior PIK/Toggle Notes due 2022 of Affinion Group (the "New Notes") and Warrants (the "New Warrants") to purchase Common Stock, par value $0.01 per share (the "Common Stock") of Affinion Group Holdings, Inc. ("Affinion Holdings") **or** (b) cash (the "AGI Cash Election") and the related solicitation of consents (the "AGI Consent Solicitation");

(b)   the offer to exchange or repurchase for cash at the holder's election (collectively, the "Holdings Exchange Offer") by Affinion Holdings all of the 13.75%/14.50% Senior Secured PIK/Toggle Notes due 2018 of Affinion Holdings (the "Existing Holdings Notes") for (a) New Notes and New Warrants to purchase Common Stock of Affinion Holdings **or** (b) cash (the "Holdings Cash Election") and the related solicitation of consents (the "Holdings Consent Solicitation");

(c)   the offer to exchange or repurchase for cash at the holder's election (collectively, the "Investments Exchange Offer" and, together with the AGI Exchange Offer and the Holdings Exchange Offer, the "Exchange Offers") by Affinion Investments, LLC ("Affinion Investments" and, together with Affinion Group and Affinion Holdings, the "Offerors") all of the 13.50% Senior Subordinated Notes due 2018 of Affinion Investments (the "Existing Investments Notes" and, together with the Existing AGI Notes and Existing Holdings Notes, the "Existing Notes") for (a) New Notes and New Warrants to purchase Common Stock of Affinion Holdings **or** (b) cash (the "Investments Cash Election" and, together with the AGI Cash Election and the Holdings Cash Election, the "Cash Elections") and the related solicitation of consents (the "Investments Consent Solicitation" and, together with the AGI Consent Solicitation and the Holdings Consent Solicitation, the "Consent Solicitations");

(d)   the refinancing (the "Credit Agreement Refinancing") of that certain Amended and Restated Credit Agreement, dated as of April 9, 2010, among Affinion Holdings, Affinion Group, and the lenders party thereto (as may be amended from time to time) (the "Credit Agreement", and the replacement credit agreement resulting from the Credit Agreement Refinancing, as set forth on Annex C to Exhibit A, the "Replacement Credit Agreement"); and

(e)   the redemption (the "International Note Redemption") by Affinion International Holdings Limited ("Affinion International") of all of the 7.5% Cash/PIK Senior Notes due 2018 of Affinion International (the "International Notes").

Affinion Holdings, Affinion Group, Affinion Investments, Affinion International and each Significant Holder (as defined below) and each person or entity that becomes a party hereto in accordance with the terms hereof are collectively referred to as the "Parties" and individually as a "Party." Affinion Holdings, Affinion Group, Affinion Investments and Affinion International are collectively referred to as the "Affinion Parties." The Exchange Offers, the Consent Solicitations, the Credit Agreement Refinancing, the International Note Redemption and any other related transactions contemplated by the Term Sheet (as defined below) and effected in the manner described in the Term Sheet are collectively referred to as the "Transactions."

1.   Participation in the Exchange Offers.

By April 7, 2017 (as such date may be amended by agreement of the Offerors and the Requisite Significant Holders hereunder, the "Outside Commencement Date"), the Offerors shall commence the Exchange Offers, and the undersigned investors (together with any investor who executes a Joinder (as defined below), the "Significant Holders") will each take the following actions in accordance with the applicable procedures and upon the terms and conditions set forth in the term sheet attached as Exhibit A (the "Term Sheet") and the definitive Offering Memorandum and Consent Solicitation Statement relating to the Exchange Offers, as it may be amended or supplemented from time to time (the "Offering Memorandum"):

(a)   At or prior to the Consent Time (as defined in the Term Sheet), tender into the Exchange Offers the aggregate principal amount of Existing Notes set forth under such Significant Holder's name on the signature pages attached hereto (collectively, the "Initial Notes") in exchange for New Notes and New Warrants. For the avoidance of doubt, no Significant Holder shall make any Cash Elections with respect to its Initial Notes.

(b)   Tender into the Exchange Offers any Existing Notes acquired by such Significant Holder from the date of this Agreement through the expiration of the Exchange Offers (collectively, the "After-Acquired Notes" and, together with the Initial Notes, the "Significant Holders' Notes"), in exchange for New Notes and New Warrants, (i) at or prior to the Consent Time with respect to After-Acquired Notes acquired prior to the Consent Time and (ii) with respect to After-Acquired Notes acquired after the Consent Time, on or prior to the earlier of (x) the expiration of the Exchange Offers and (y) the date that is three (3) business days following the acquisition of such After-Acquired Notes. For the avoidance of doubt, no Significant Holder shall make any Cash Elections with respect to its After-Acquired Notes.

(c)   At or prior to the Consent Time, consent to eliminate substantially all restrictive covenants and certain events of default and related provisions contained in the indenture relating to the Existing AGI Notes, effective upon consummation of the Exchange Offers.

(d)   If such Significant Holder is a party to the Investor Purchase Agreement (the "Investor Purchase Agreement"), simultaneously with the execution and delivery of this

Agreement, such Significant Holder will duly execute and deliver the Investor Purchase Agreement, substantially in the form attached as Exhibit B.

(e)   At or prior to the consummation of the Exchange Offers, execute and deliver the Warrant Agreement, substantially in the form attached as Exhibit C (the "New Warrant Agreement").

2.   Conditions.

(a)   Each Significant Holder's obligations under Section 1 of this Agreement shall be subject to the satisfaction or fulfillment of the Tender Conditions (as defined in the Term Sheet).

(b)   The consummation of the Exchange Offers shall be subject to the satisfaction of the conditions to be set forth in the Term Sheet, including the fulfillment of the Exchange Conditions (as set forth in the Term Sheet); provided, however, notwithstanding anything to the contrary, that the fulfillment of the Minimum Condition (as defined in the Term Sheet) may be waived in the sole discretion of the Affinion Parties by providing prior written notice of such waiver to each Investor. The Offerors may not make any modifications to the terms of the Exchange Offers (including the terms of the New Notes) except modifications to cure any manifest omission, defect or inconsistency that would not have a materially adverse impact on the Significant Holders or to which the Requisite Significant Holders as provided in this Agreement have consented in writing (the "Permitted Modifications").

3.   Representations and Warranties of the Affinion Parties. The Affinion Parties jointly and severally represent and warrant to each Significant Holder as follows:

(a)   Each of the Affinion Parties is a corporation, limited liability company or limited company, as applicable, duly organized, validly existing and in good standing under the laws of the State of Delaware or England and Wales, as applicable; and each of the Affinion Parties is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where failure to be so qualified or in good standing would not individually or in the aggregate have a Material Adverse Effect. "Material Adverse Effect" means a change, event, occurrence or development that, either alone or in combination, has had or would reasonably be expected to have a materially adverse effect on (a) the business, properties, operations, condition (financial or otherwise) or results of operations of the Affinion Parties taken as a whole, or (b) its ability to perform its obligations under this Agreement; except any change, event, occurrence or development arising out of, resulting from or attributable to any of the following after the date hereof: (i) a general change or development in the economy, market (including the capital, financial, credit or securities markets) or political environment, (ii) a general change or development in any of the industries in which the Affinion Parties operate, (iii) a change or proposed change in Law or the interpretation thereof affecting such industries, (iv) a change or proposed change in GAAP or the interpretation thereof, (v) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism, (vi) the announcement, pendency or consummation of this Agreement and/or the Transactions, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, (vii) any action taken that is required by this Agreement or at the express request of the Significant Holders, (viii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition; provided, that, with respect to the matters described in any of the foregoing clauses (i) through (v), such matter shall only be excluded in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such matter does not have a disproportionate adverse effect on the Affinion Parties, taken as a whole, relative to other comparable participants operating in the principal industries in which the Affinion Parties operate.

(b)   Each of the Affinion Parties has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder and have taken all necessary corporate, limited liability company or other action, as applicable, to authorize the execution, delivery, and performance of this Agreement.

(c)   This Agreement has been duly executed and delivered by the Affinion Parties. This Agreement is the legal, valid, and binding obligation of the Affinion Parties, enforceable against the Affinion Parties in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally and is in full force and effect.

(d)   Affinion Group is a wholly owned direct Subsidiary (as defined below) of Affinion Holdings, and each of Affinion Investments and Affinion International is a wholly owned direct or indirect Subsidiary of Affinion Group. "Subsidiary" means, with respect to any person or entity, any corporation, partnership, joint venture, or other legal entity of which such person or entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests.

(e)   Neither the execution and delivery by the Affinion Parties of this Agreement, the compliance by the Affinion Parties with the terms and conditions hereof, nor the consummation by the Affinion Parties and their Subsidiaries of the Transactions, after giving effect to the consummation of the Credit Agreement Refinancing, will (i) violate, result in a breach of, or constitute a default under their respective certificates of incorporation, bylaws, certificate of formation, articles of association or limited liability company agreement, as applicable, or the respective organization documents of their Subsidiaries; (ii) violate, result in a breach of, or constitute a default under (with or without notice or lapse of time, or both) any contract, judgment, order, or decree to which the Affinion Parties or any of their respective Subsidiaries is a party or is otherwise bound, or give to others any rights or interests (including rights of purchase, termination, cancellation or acceleration) under any such agreement or instrument; or (iii) conflict with or violate any applicable laws, statutes, rules, regulations, ordinances judgments or orders (whether federal, state, local or foreign), except in the case of clause (ii) as would not reasonably be expected to materially and adversely affect any or all of the Affinion Parties or their ability to consummate the Transactions as contemplated herein.

(f)   Each of Affinion Holdings and Affinion Group has filed or furnished, as applicable, all forms, filings, registrations, submissions, statements, certifications, reports, and documents required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the U.S. Securities Act of 1933, as amended (the "Securities Act") (collectively, "SEC Filings"), since December 31, 2015 (the SEC Filings since December 31, 2015 and through the date hereof, including any amendments thereto, the "Company Reports"). As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), each of the Company Reports, as amended, complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(g)   Each of Affinion Holdings' and Affinion Group's consolidated financial statements (including, in each case, any notes thereto) contained in the Company Reports were prepared (i) in accordance with generally accepted accounting principles in the United States of America ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required under the rules of the SEC to be in compliance with GAAP) and (ii) in compliance, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations, changes in stockholder's equity and cash flows of Affinion Holdings or Affinion Group, as applicable, and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

(h)   The issuance of the New Notes has been duly authorized by Affinion Group, and, upon issuance and the exchange for the Existing Notes, the New Notes will be legal, valid and binding obligations of Affinion Group, enforceable against Affinion Group in accordance with their terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally.

(i)   The issuance of the New Warrants has been duly authorized by Affinion Holdings and, upon issuance and the exchange for the Existing Notes, the New Warrants will be legal, valid and binding obligations of Affinion Holdings, enforceable against Affinion Holdings in accordance with their terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally. The Common Stock issuable upon the exercise of the New Warrants will be, prior to issuance, duly authorized, will be validly issued, fully paid and nonassessable and will not be issued in violation of the certificate of incorporation, by-laws or other organizational documents of Affinion Holdings. The authorized, issued and outstanding share capital of each of Affinion Group and Affinion Holdings is as set forth in the Offering Memorandum (other than for subsequent issuances, if any, pursuant to employee benefit plans, or upon the exercise of outstanding options or warrants). None of the outstanding Common Stock or securities convertible into Common Stock was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of Affinion Group or Affinion Holdings. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of Affinion Group or Affinion Holdings other than those described in the Offering Memorandum or incorporated by reference therein. The descriptions of Affinion Group's and Affinion Holdings' equity compensation plans or arrangements, and the options or other rights granted thereunder, set forth in the Offering Memorandum or incorporated by reference therein accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights.

(j)   On or prior to the consummation of the Exchange Offers, any guarantee made by a Subsidiary of an Affinion Party relating to the issuance of the New Notes will be duly authorized by such Subsidiary and, upon issuance and exchange for the Existing Notes, the guarantee shall be a legal, valid and binding obligation of the applicable Subsidiary, enforceable against such Subsidiary in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and is in full force and effect.

(k)   Assuming the truth and accuracy of the representations of each Significant Holder set forth in Section 4(e) it is not necessary, in connection with the issuance of the New Notes or New Warrants to the Significant Holders, to register the New Notes or New Warrants under the Securities Act.

(l)   Affinion Group has prepared and delivered to each Significant Holder copies of the definitive Offering Memorandum related to the Exchange Offers.

(m)   Upon the closing of the Exchange Offers, the indenture governing the New Notes shall be a legal, valid and binding obligation of each of the Affinion Parties and any Subsidiary of an Affinion Party that acts as a Guarantor of the New Notes, enforceable against such parties in accordance with their terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally.

(n)   Except as would not have, individually or in the aggregate, a Material Adverse Effect or as disclosed in the Offering Memorandum, Affinion Group and its Subsidiaries have good and marketable title to all real properties and good title to all other properties and assets owned by them, in each case free from liens, encumbrances and defects that would affect the value thereof or interfere with the use made or to be made thereof by them; and except as would not have, individually or in the aggregate, a Material Adverse Effect or as disclosed in the Offering Memorandum, Affinion Group and its Subsidiaries hold any leased real or personal property under valid and (assuming such leases are binding and enforceable against the other parties thereto) enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by them.

(o)   Affinion Group and its Subsidiaries possess all approvals, permits and licenses issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them except as would not have, individually or in the aggregate, a Material Adverse Effect and have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to Affinion Group or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(p)   No labor dispute with the employees of Affinion Group or any of its Subsidiaries exists or, to the knowledge of Affinion Group, is imminent that would reasonably be likely to have a Material Adverse Effect.

(q)   Affinion Group and its Subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, "intellectual property rights") necessary to conduct the business now operated by them, or presently employed by them except as would not individually or in the aggregate result in a Material Adverse Effect, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to Affinion Group or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(r)   Except as disclosed in the Offering Memorandum or as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of Affinion Group, Affinion Group and its Subsidiaries are in compliance with, and conduct their business in conformity with, all U.S. federal, state and foreign marketing, privacy and insurance laws, rules and regulations applicable to them in connection with conducting their business as described in the Offering Memorandum.

(s)   Except as disclosed in the Offering Memorandum, neither Affinion Group nor any of its Subsidiaries, to the knowledge of Affinion Group, is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "environmental laws"), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and Affinion Group is not aware of any pending investigation which would reasonably be likely to lead to such a claim.

(t)   Except as disclosed in the Offering Memorandum, there are no pending actions, suits or proceedings against or affecting Affinion Group, any of its Subsidiaries or any of their respective properties that, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect, or would materially and adversely affect the ability of Affinion Group, Affinion Holdings or any of their respective Subsidiaries to perform their obligations

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hereunder, under the New Notes or the New Warrants or which are otherwise material in the context of the issued of the New Notes and the New Warrants; and, to the knowledge of Affinion Group or Affinion Holdings, no such actions, suits or proceedings are threatened.

(u)   Affinion Group maintains a system of accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles, as applied in the United States, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(v)   Except as disclosed in the Offering Memorandum, since the date of the latest financial statements included in the latest Company Report: (i) there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of Affinion Group and its Subsidiaries taken as a whole, and, (ii) except as disclosed in or contemplated by the Offering Memorandum, since December 31, 2015 there has been no dividend or distribution of any kind declared, paid or made by Affinion Group on any class of its capital stock.

(w)   After giving effect to the Transactions, Affinion Group and the Guarantors (on a consolidated basis), will be Solvent. As used herein, the term "Solvent" means, with respect to Affinion Group and the Guarantors (on a consolidated basis) on a particular date, that on such date (i) the sum of their assets, both at a fair valuation and at present fair salable value, exceeds their liabilities; (ii) they have sufficient capital with which to conduct their business; and (iii) they have not incurred debts beyond their ability to pay such debts as they mature.

(x)   Except as would not have, individually or in the aggregate, a Material Adverse Effect or as otherwise disclosed in the Offering Memorandum, each of Affinion Group and its Subsidiaries is insured by nationally recognized insurers with coverage in such amounts and with such deductibles and covering such risks as are generally deemed prudent and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by Affinion Group and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. Affinion Group has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect. Neither Affinion Group nor any of its Subsidiary has been denied and not subsequently obtained any insurance coverage that it has sought or for which it has applied.

(y)   Neither Affinion Group nor any of its Subsidiaries nor, to the knowledge of Affinion Group, any director, officer, agent, employee or affiliate of Affinion Group or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and Affinion Group, its Subsidiaries and, to the knowledge of Affinion Group, its affiliates, have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(z)   The operations of Affinion Group and its Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Affinion Group or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Affinion Group, threatened.

(aa)   Neither Affinion Group nor any of its Subsidiaries nor, to the knowledge of Affinion Group, any director, officer, agent, employee or affiliate of Affinion Group or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and Affinion Group will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds, to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(bb)   Affinion represents and warrants that the guarantors set forth in Schedule I to Annex A (Description of New Notes) of Exhibit A are the same entities that will guarantee the Replacement Credit Agreement on the Issue Date (as defined in the Term Sheet); and Affinion hereby agrees to take any action to ensure that any additional guarantor to the Replacement Credit Agreement on the Issue Date, shall become a guarantor of the New Notes by the Issue Date.

4.   Representations and Warranties of the Significant Holders. Each Significant Holder severally (and not jointly) represents and warrants to the Affinion Parties as follows:

(a)   The Significant Holder has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)   This Agreement has been duly executed and delivered by the Significant Holder. This Agreement is the legal, valid, and binding obligation of the Significant Holder, enforceable against the Significant Holder in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally.

(c)   To the extent applicable, the Significant Holder (i) beneficially owns, serves as nominee, investment manager, or advisor for beneficial holders of, or otherwise has the power to control or has investment authority over the aggregate principal amount of, (a) indebtedness under the Credit Agreement, (b) the International Notes, (c) the Existing Notes and (d) the existing equity securities of Affinion Holdings (the "Existing Equity"), in each case as set forth under such Significant Holder's name on the signature pages hereto, which represents all indebtedness under the Credit Agreement, the International Notes, the Existing Notes and all Existing Equity held by the Significant Holder as of the date of this Agreement, in each case, free and clear of any pledge, security interest, claim, lien, voting agreement, proxy or other encumbrance of any kind; and (ii) beneficially owns, serves as nominee, investment manager, or advisor for beneficial holders of, or otherwise has the power to control or has investment authority over the aggregate principal amount of its After-Acquired Notes or subsequently acquired equity securities of Affinion Holdings free and clear of any pledge, security interest, claim, lien or other encumbrance of any kind.

(d)   The Significant Holder is not a party to any contracts or other agreements that would conflict with, restrict, or prohibit the Significant Holder's ability to fulfill its obligations under this Agreement.

(e)   The Significant Holder is (i) a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or (ii) an institutional "accredited investor" (within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act).

(f)   The Significant Holder acknowledges that it has had the opportunity to speak with a representative of the Affinion Parties and to obtain and review information reasonably requested by the Significant Holder from the Affinion Parties.

(g)   The Significant Holder understands that it may be required to bear the economic risk of its investment in the New Notes and New Warrants indefinitely, and is able to bear such risk and the risk of a complete loss of its investment in the New Notes and New Warrants.

(h)   The Significant Holder understands that the New Notes, New Warrants and shares of Common Stock issuable upon the valid exercise thereof (the "Warrant Shares") have not been registered under the Securities Act or any state securities laws and that the New Notes and New Warrants are being offered to such Significant Holder in reliance on specific exemptions from the registration requirements of the Securities Act and state securities laws and regulations and agrees that the Affinion Parties may rely upon the truth and accuracy of, and the Significant Holder's compliance with, the representations, warranties, agreements, acknowledgments, and understandings of the Significant Holder set forth herein in order to determine the availability of such exemptions and the eligibility of the Significant Holder to acquire the New Notes and New Warrants. The Significant Holder understands that there is no established market for the New Notes, New Warrants or Warrant Shares and that no public market for the New Notes, New Warrants or Warrant Shares may develop. The Significant Holder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the New Notes or New Warrants or the fairness or suitability of the investment in the New Notes or New Warrants, nor have such authorities passed upon or endorsed the merits of the Exchange Offers.

(i)   The Significant Holder is acquiring the New Notes and New Warrants for investment purposes only for the account of the Significant Holder and not for distribution in violation of any federal or state securities laws.

5.   Covenants; Releases.

(a)   From the date hereof until the Termination Date, each of the Affinion Parties agrees to take, or cause to be taken, as applicable (including causing their respective direct and indirect Subsidiaries to take), all actions reasonably necessary to facilitate, encourage or otherwise support the Exchange Offers.

(b)   On or prior to the Outside Commencement Date, each of the Affinion Parties agrees to take, or cause to be taken, all actions reasonably necessary to commence the Exchange Offers, including, without limitation, delivering, or causing to be delivered, the Offering Memorandum and the related letter of transmittal to The Depository Trust Company.

(c)   Prior to the Termination Date, each Significant Holder will not withdraw or revoke any tender contemplated by this Agreement unless (i) the Exchange Offers are (a) terminated before their expiration, (b) modified in any way (other than a Permitted Modification) or (c) not consummated by June 29, 2017 (the "Outside Date") or (ii) this Agreement is terminated in accordance with its terms.

(d)   Prior to the Termination Date, each Significant Holder agrees that it will not, directly or indirectly, sell, assign, grant an option with respect to, transfer, or otherwise dispose of, pledge, hypothecate, encumber, or grant a security interest in (any of the foregoing a "Transfer"), any of such Significant Holder's Initial Notes, After-Acquired Notes or Existing Equity, in whole or in part (except for any lien, security interest, pledge, hypothecation or encumbrance ("Security Interest"), in connection with any financing which Security Interest is released upon the payment of the underlying obligation or any Security Interest in favor of a broker-dealer in connection with any prime brokerage account, in each case that does not materially impair the ability of the applicable Significant Holder to comply with its obligations under this Agreement or the Investor Purchase Agreement or otherwise have an adverse effect on the Transactions), unless (i) as a condition precedent to any such transaction, the transferee receiving or potentially receiving such Significant Holder's Initial Notes, After-Acquired Notes or Existing Equity agrees to be bound by the terms and conditions of this Agreement specified in the joinder attached hereto as Exhibit D (the "Joinder") with respect to the Significant Holder's Initial Notes, After-Acquired Notes or Existing Equity so transferred, (ii) such Significant Holder provides a copy of such executed Joinder to the Affinion Parties and each other party to this Agreement (unless such transferee is a Significant Holder, in which case notice to the Affinion Parties of the amount transferred and identity of the transferee that is an existing Significant Holder shall be given in lieu of the documentation set forth in clause (i) or (ii)), and the Affinion Parties shall keep a current register of the contact information of the Significant Holders and shall make such register available promptly upon the request of any Significant Holder or any prospective Significant Holder (which disclosure each Significant Holder hereby consents to, notwithstanding anything to the contrary); provided that, no Significant Holder or prospective Significant Holder shall have any liability to any other party for distributing such register to a prospective Significant Holder or relying on such register even if such register is subsequently shown to be incomplete or incorrect unless such Significant Holder or prospective Significant Holder knowingly distributes a register that is incomplete or incorrect. Any Transfer that is made in violation of the immediately preceding sentence shall be null and void ab initio. For the avoidance of doubt, this Agreement shall not restrict Transfers of the Significant Holders' indebtedness under the Credit Agreement or the International Notes. Notwithstanding the foregoing, a Qualified Marketmaker (as defined below), acting solely in its capacity as such, that acquires any Existing Notes subject to this Support Agreement shall not be required to execute a Joinder or otherwise agree to be bound by the terms and conditions set forth in this Support Agreement if, and only if, such Qualified Marketmaker sells or assigns such Existing Notes prior to the earlier of (i) the scheduled expiration of the Exchange Offers or (ii) the end of the tenth (10th) business day following its acquisition, and the purchaser or assignee (if applicable) of such Existing Notes is a Significant Holder (which Significant Holder shall give notice of such purchase to the Affinion Parties) or an entity that executes and provides a Joinder in accordance with the terms set forth herein; provided that any such Qualified Marketmaker that is a party to this Support Agreement shall otherwise be subject to the terms and conditions of this Support Agreement. For purposes of this provision, "Qualified Marketmaker" means an entity that holds itself out to the public or applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers claims against the Affinion Parties, in its capacity as a dealer or market maker in claims against the Affinion Parties. For the avoidance of doubt, to the extent that a Significant Holder no longer holds any Existing Notes, it will no longer be deemed a Significant Holder for purposes of this Support Agreement, or subject to any of the obligations under this Support Agreement for such time as it does not hold any Existing Notes.

(e)   Prior to the Termination Date, each Significant Holder, (i) solely in its capacities as a holder of Existing Notes and a holder of Common Stock, if applicable, agrees to use commercially reasonable efforts to support and complete the Transactions, including taking such action as required hereunder in furtherance thereof and (ii) agrees to not take any action, directly or indirectly, inconsistent with this Agreement, the Investor Purchase Agreement or the Transactions; *provided* that any action of a Significant Holder made in the ordinary course of business consistent with its past practices shall not be prohibited by this clause (e).

(f)

(i)   Effective solely upon, and subject to, the consummation of the Transactions, each Significant Holder on behalf of itself and its and their respective present or former predecessors, legal successors, heirs and assigns, and any other person claiming by, through or under them (collectively, the "Significant Holder Release Parties"), agrees to release and waive, and covenants not to sue with respect to, any and all claims or causes of action of any kind whatsoever, arising from or related to the Transactions, whether known or unknown that, directly or indirectly arise out of, are based upon or are in any manner connected with the Significant Holders Release Parties' ownership or acquisition of indebtedness under the Existing Notes or ownership or acquisition of Existing Equity (in each case, as applicable), including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that the Significant Holder Release Parties have or may have had against (a) the

Affinion Release Parties (as defined below) and (b) the directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, of the Affinion Release Parties, their Subsidiaries, affiliates and stockholders, whether those claims arise under federal or state securities laws or otherwise; provided, however, that the foregoing shall not apply to any claims or causes of action relating to (x) any non-payment of principal or interest under the Credit Agreement, the International Notes or the Existing Notes (other than claims or causes of action solely to the extent arising from or relating to the negotiation and consummation of the Transactions, which claims or causes of action expressly are released pursuant to this Section 5(f)(i), subject to the last proviso of this Section 5(f)(i), or (y) the enforcement of rights under that certain Shareholders Agreement, dated November 9, 2015, by and among Affinion Holdings and the stockholders party thereto (the "Shareholders Agreement") and that certain Registration Rights Agreement, dated November 9, 2015, by and among Affinion Holdings and the holders party thereto (the "Registration Rights Agreement"); provided, however, that it is understood that each Significant Holder shall be entitled to participate in and recover from any monetary settlement, judgment or other outcome, and shall have benefit of any non-monetary settlement, judgment or other outcome, in each case, for the benefit of all holders of the Existing Notes or Common Stock, as applicable, arising from any claim or cause of action not brought by such Significant Holder, and any of the foregoing releases shall be ineffective and not enforceable to the extent necessary to permit each Significant Holder to effectuate this proviso.

(ii)   Effective solely upon, and subject to, consummation of the Transactions, each Affinion Party agrees, on behalf of itself and its respective present or former predecessors, legal successors, heirs and assigns, and any other person claiming by, through or under them (collectively, the "Affinion Release Parties"), to release and waive, and covenants not to sue with respect to, any and all claims or causes of action of any kind whatsoever, arising from or related to the Transactions, whether known or unknown that, directly or indirectly arise out of, are based upon or are in any manner connected with the Transactions, including any related transaction, event, circumstance, action, failure to act, or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken or permitted or begun prior to the date of such release, in each case, that the Affinion Release Parties have or may have had against (a) each Significant Holder, its Subsidiaries, affiliates, stockholders, investment manager or advisor, funds or entities managed or advised by the investment managers and (b) the directors, officers, employees, attorneys, accountants, advisors, agents, representatives, partners, managers and each party listed in clause (a) above, in each case whether current or former, of such Significant Holder, their Subsidiaries, affiliates and stockholders, whether those claims arise under federal or state securities laws or otherwise; provided, however, that the foregoing shall not apply to any claims or causes of action relating to (x) the failure by any Significant Holder to tender its Existing Notes in the Exchange Offers or (y) the enforcement of rights under the Investor Purchase Agreement to the extent the Significant Holder is a party thereto.

(g)   (i)   Affinion Holdings shall file the Offering Memorandum and a Current Report on Form 8-K contemporaneously with commencing the Exchange Offers, or if commencement occurs after 5:00 p.m., New York City time, then prior to 8:00 a.m., New York City time, the following business day, pursuant to which the Affinion Parties shall publicly disclose all Confidential Information (as defined in the respective Confidentiality Agreements

13

(as defined below)) provided to the Significant Holders at any time prior to such disclosure that constitutes MNPI (as defined below), which filings shall cause the occurrence of the Termination Date under the Confidentiality Agreement. In connection with, and conditioned upon, such filing, each Significant Holder hereby irrevocably (i) waives any and all of its rights and (ii) waives any and all obligations of Affinion Group, in each case under the confidentiality agreement entered into by and between Affinion Group and such Significant Holder or its affiliate(s) in connection with the Exchange Offers (each a "Confidentiality Agreement", and collectively the "Confidentiality Agreements") to publicly disclose all Confidential Information (as defined in the applicable Confidentiality Agreement) provided to it at any time prior to the end of the Restricted Period (as defined in the applicable Confidentiality Agreement) that constitutes MNPI (as defined below); provided, however, that (i) the foregoing waiver shall not apply to any such Significant Holder rights or Affinion Party obligations under this Agreement, and (ii) the remaining terms of the Confidentiality Agreement shall remain in full force and effect.

(ii)   Subject to the conditions set forth in this Section 5(g)(ii) and if the Affinion Parties reasonably believe such disclosure is required, each Significant Holder consents to it being named in the Offering Memorandum, the materials related to the Pre-Emptive Rights Offer (as defined in the Term Sheet) and any related press release with respect to this Agreement and agrees that the Affinion Parties shall not be prohibited from disclosing in the Offering Memorandum, the materials related to the Pre-Emptive Rights Offer and any related press release (i) the aggregate principal amount of Existing Notes, After-Acquired Notes or Existing Equity collectively held by the Significant Holders, without reference to the amount of Existing Notes, After-Acquired Notes or Existing Equity of Affinion Holdings held by any individual Significant Holder and (ii) the existence of this Agreement. The Affinion Parties shall submit to each Significant Holder or their legal counsel a draft of any press release or other similar public filing related to the entering into of this Agreement and the Transactions and allow each Significant Holder and/or their legal counsel a reasonable opportunity to review the intended communication prior to its release and will consider in good faith modifications to the intended communication that are requested by such Significant Holder and/or their legal counsel; provided, however, in no event shall the Affinion Parties release any communication relating to any Significant Holder to which such Significant Holder reasonably objects unless the Affinion Parties (x) reasonably believe such release is required and (y) are advised by nationally recognized counsel to be required by applicable law, rule or regulation or administrative or judicial process or proceeding, including, for the avoidance of doubt, of any stock exchange or self-regulatory organization (which press release each Significant Holder shall have been given the opportunity to review and comment on to the extent reasonably practicable, provided that any such comments shall be provided no later than three business days following receipt of the draft press release).

(iii)   No Significant Holder shall make any public announcements or otherwise communicate with any news media with respect to this Agreement or any of the Transactions contemplated hereby, without prior written consent of the Affinion Parties. Notwithstanding the foregoing, any Party may make or cause to be made any press release or similar public announcement or communication as may be required to comply with (i) the requirements of applicable law or (ii) following the public announcement of the Exchange Offers, its disclosure obligations or practices with respect to its investors; provided that any Significant Holder will, for the avoidance of doubt, be permitted to disclose any public information following the public announcement of the Exchange Offer. Each other support agreement with respect to the Exchange Offers shall provide that no party to such other support agreement may refer to a Significant Holder or any of its affiliates in any press release or similar public announcement or communication without such Significant Holder's prior written consent.

(h)   Prior to the consummation of the Exchange Offers, Affinion Holdings shall reserve from its duly authorized capital stock the appropriate number of shares of Common Stock to provide for full exercise of the New Warrants.

(i)   The Affinion Parties hereby agree, following the termination of this Agreement or consummation of the Exchange Offers, to publicly disclose all confidential information provided to each Significant Holder at any time prior to the termination of this Agreement (or consummation of the Exchange Offers) that constitutes material non-public information ("MNPI") within the meaning of the United States securities laws, no later than two business days following the Affinion Parties' receipt of written notice (which notice shall not be given nor deemed received prior to the earlier to occur of the termination of this Agreement or consummation of the Exchange Offers) from one or more Significant Holders requesting such disclosure (the "Disclosure Date"). As promptly as practicable but in no event less than two business days in advance of the Disclosure Date, the Affinion Parties shall provide the requesting Significant Holder(s) and their counsel with a draft of the confidential information to be publicly disclosed (a "Cleansing Document"). If a requesting Significant Holder reasonably believes that a disclosure made by the Affinion Parties pursuant to this Section 5(i) is insufficient because such disclosure did not include certain MNPI required to be disclosed pursuant to this Agreement, such Significant Holder shall provide the Affinion Parties with notice (a "Notice of Insufficiency Objection") setting forth the additional MNPI that it reasonably believes should have been disclosed. During the succeeding 48 hour period following the receipt by the Affinion Parties of the Notice of Insufficiency Objection, the Affinion Parties and the applicable Significant Holder(s) shall attempt in good faith to resolve the objection to the sufficiency of the disclosure originally made by the Affinion Parties. If, following 48 hours after the sending of the Notice of Insufficiency Objection, the Affinion Parties have not disclosed all of the purported MNPI that is properly the subject of the Notice of Insufficiency Objection and that actually constitutes MNPI, the applicable Significant Holder(s) may, without liability to the Affinion Parties or their respective Related Parties, and notwithstanding any applicability of the automatic stay of section 362 of title 11 of the United States Code or other applicable law, if and to the extent applicable, (a) publicly disclose such undisclosed MNPI and/or a summary that accurately reflects such undisclosed MNPI, or (b) require that the Affinion Parties make such public disclosure.

(j)   The Affinion Parties shall not offer or provide to any holder of Existing Notes any consideration in respect of such Existing Notes different from or in addition to the consideration to be provided in the Exchange Offers as set forth in the Term Sheet.

(k)   Upon consummation of the Exchange Offers, Affinion Holdings, Affinion Group and any Significant Holder (as applicable), shall (i) adopt, cause to be adopted or enter into, as applicable, an amendment to the Shareholders Agreement substantially in the form attached hereto as Exhibit E (the "Amendment to the Shareholders Agreement"), (ii) enter into or cause to be entered into an amendment and restatement of the Registration Rights Agreement with respect to the Common Stock substantially in the form attached hereto as Exhibit F (the "Amended and Restated Registration Rights Agreement") and (y) a nominating agreement substantially in the form attached hereto as Exhibit G (the "New Nominating Agreement") and (iii) (x) consummate or cause to be contributed, the equity of Affinion Net Patents, Inc. to Affinion Group and (y) cause Affinion Net Patents, Inc. to become a Restricted Subsidiary and Guarantor of the New Notes under the Indenture governing the New Notes (clauses (x) and (y) are referred to herein collectively as the "Net Patents Contribution").

6.   Representations and Warranties.

(a)   It shall be a condition to the obligations of the Affinion Parties contained in this Agreement that the representations and warranties of the Significant Holders set forth in Section 4 of this Agreement shall be true and correct in all respects as if made at and as of the date of any tender contemplated by this Agreement and the closing date of the Exchange Offers (except for representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except to the extent, in each case, for failures which, individually or in the aggregate with all other failures, would not reasonably be expected to materially and adversely affect the Affinion Parties or the ability of the Significant Holders to consummate the Transactions as contemplated herein.

(b)   It shall be a condition to the obligations of the Significant Holders contained in this Agreement that the representations and warranties of each of the Affinion Parties set forth in Section 3 of this Agreement shall be true and correct in all material respects as if made at the Consent Time (except for representations and warranties made as of a specified date, which shall be true and correct only as of the specified date).

7.   Pre-Emptive Rights Offer.

(a) Subject only to the consummation of the Exchange Offers and the acceptance of its Existing Notes tendered therein, each Significant Holder party to the Shareholders Agreement hereby irrevocably waives any and all of its pre-emptive rights under the Shareholders Agreement with respect to, or other rights to acquire, New Warrants issued in the Exchange Offers or pursuant to the Investor Purchase Agreement.

(b) The Affinion Parties shall use commercially reasonable best efforts to launch and consummate, as promptly as practicable following consummation of the Exchange Offers, a pre-emptive rights offer in accordance with the terms and conditions of the Shareholders Agreement, and as required thereby in connection with the issuance of the New Warrants.

8.   Offering Memorandum. The Affinion Parties shall prepare the Offering Memorandum and the other documents to be distributed to holders of the Existing Notes in connection with the Exchange Offers in form and substance consistent in all material respects with the terms of this Agreement and the Term Sheet attached as Exhibit A hereto, except as otherwise may be consented to in writing by the Significant Holders in accordance with the terms of this Agreement.

9.   Termination of Agreement; Survival.

(a)   Unless otherwise agreed to in writing by the Parties hereto, the rights and obligations of the Parties under this Agreement shall terminate upon the earliest to occur (the "Termination Date") of a Termination Event (as defined in the Term Sheet) or the consummation of the Exchange Offers and the other Transactions; provided, however, that this Section 9, Sections 5(i), 5(f), 5(g), 6(b) (which shall survive until the consummation of the pre-emptive rights offer referenced therein) and 9(c) through 21 shall survive any such termination. None of the representations and warranties or other covenants contained in this Agreement shall survive the consummation of the Exchange Offers other than those in the immediately preceding sentence.

(b)   Without limiting the foregoing, the Offerors shall withdraw the Exchange Offers and this Agreement shall automatically terminate upon two business days' advance written notice either from the Affinion Parties to the Significant Holders or from Requisite Significant Holders under this Agreement to the Affinion Parties and the other Significant Holders, in the event that on any day while the Exchange Offers are outstanding, any of the Tender Conditions would no longer be able to be satisfied (and not susceptible to cure or redress using commercially reasonable efforts) or waived by the Offerors and the Requisite Significant Holders in accordance with this Agreement; provided that to the extent the Tender Conditions are no longer able to be satisfied as a result of the failure of any Significant Holders to fulfill its obligations under this Agreement, the Investor Purchase Agreement (each such Significant Holder, a "Defaulting Significant Holder"), then in determining whether the Requisite Significant Holders have the ability to terminate this Agreement, any Existing Notes held by such Defaulting Significant Holder shall be disregarded and not deemed held by a Significant Holder party to this Agreement.

(c)   If any Affinion Party materially breaches, as reasonably determined by each Significant Holder with notice to the Affinion Parties, any provision of this Agreement that would or would reasonably be expected to give rise to the failure of a Tender Condition and such Affinion Party fails to cure such breach within the earlier of (i) twenty days after receipt of written notice thereof and (ii) the time at which such Significant Holder is required to exchange its Notes in the Exchange Offers, such Significant Holder shall be released from any and all compliance with this Agreement.

10.   Notices. All notices, requests, consents, and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, electronic mail, nationally recognized overnight courier, or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such Party at the address set forth below or such other address as may hereafter be designated in writing by such Party to the other Parties:

If to the Significant Holders:

As specified on the signature pages hereto

17

If to the Affinion Parties:

        Affinion Group, Inc.
        6 High Ridge Park
        Stamford, CT 06905
        Attention: Brian Fisher, Esq.
        Facsimile: 203-956-1206
        Electronic mail: bfisher@affiniongroup.com

with a copy (which shall not constitute notice) to:

        Akin Gump Strauss Hauer & Feld LLP
        One Bryant Park
        New York, NY 10036
        Attention: Adam Weinstein, Esq.
        Facsimile: 212-872-1002
        Electronic mail: aweinstein@akingump.com

11.   Assignments; Successors; Third-Party Rights. This Agreement is intended to bind and inure to the benefit of the Parties hereto and their respective successors, assigns, heirs, executors, administrators, and representatives; provided, however, that nothing contained in this Section 11 shall be deemed to permit any transfer other than in accordance with the terms of this Agreement (including Section 5(d)). Except with respect to the releases set forth in Section 5(f), this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement, and nothing expressed or referred to in this Agreement will be construed to give any person, other than the Parties to this Agreement, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. For the avoidance of doubt, the parties hereto agree and acknowledge that each of the Significant Holder Release Parties and the Affinion Release Parties and their respective Related Parties are intended to be third-party beneficiaries with respect to Section 5(f).

12.   Amendments; Waivers.

    (a)   Any provision of this Agreement (including its Exhibits, Annexes, Schedules, and any attachments thereto, but excluding the Investor Purchase Agreement, which shall only be amended in accordance with its terms) may be amended, modified or waived, if, and only if, such amendment or waiver is in writing and signed by (i) the Affinion Parties and (ii) Significant Holders holding at least 66 2/3% in aggregate principal amount of the Existing Notes held by Significant Holders party to the Support Agreement(the "Requisite Significant Holders"); provided that, the Affinion Parties may, without the consent of any Significant Holder, make required amendments to the Replacement Credit Agreement attached as Annex C to Exhibit A hereto to implement changes as a result of the exercise of customary flex rights related to the Replacement Credit Agreement, which rights are limited to those in existence on the date hereof and as previously disclosed to Elliott and Franklin's legal counsel. For the avoidance of doubt, any investor may become a party to this Agreement by executing a Joinder without the consent of the Significant Holders.

(b)   No failure or delay by any Party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.   Choice of Laws; Submission to Jurisdiction; Waiver of Jury Trial. The validity of this Agreement, the construction, interpretation, and enforcement hereof, and the rights of the Parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed and enforced in accordance with the internal laws of the State of New York without regard to any conflicts of laws principles (but including and giving effect to Sections 5-1401 and 5-1402 of the New York General Obligations Law) that would result in the application of the law of another jurisdiction. Each Party to this Agreement agrees that, in connection with any legal suit or proceeding arising with respect to this Agreement, it shall submit to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York or the applicable New York state court located in New York County and agrees to venue in such courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.   Specific Performance. Without limiting the rights of each Party hereto to pursue all other legal and equitable rights available to such Party for any other Party's failure to perform each of its obligations under this Agreement, it is understood and agreed by each of the Parties that any breach of or threatened breach of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and, accordingly, the Parties agree that, in addition to any other remedies, each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief for any such breach or threatened breach.

15.   Entire Agreement; Several Obligations. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement and supersedes all other prior negotiations, agreements, and understandings, whether written or oral, among the Parties (other than the Investor Purchase Agreement and the Expense Reimbursement Agreement, dated March 21, 2017) with respect to the subject matter of this Agreement; provided, however, that any Confidentiality Agreement shall survive this Agreement and shall continue in full force and effect until terminated in accordance with its terms irrespective of the terms hereof (subject to Section 5(g)). The Parties acknowledge that the obligations of each Significant Holder under this Agreement are several and not joint with the obligations of any other Significant Holder, and no Significant Holder shall be responsible in any way for the performance of the obligations of any other Significant Holder under any agreement to be entered into in connection with the Transactions (the "Transaction Documents"). Nothing contained herein or in any other Transaction Document, and no action taken by any Significant Holder pursuant hereto or thereto, shall be deemed to constitute the Significant Holders as a partnership, an association, or joint venture of any kind, or create a presumption that the Significant Holders are in any way acting other than in their individual capacities with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, nor shall any Significant Holder be deemed to have any duties or obligations to any other holder of Existing Notes, After-Acquired

Notes, or equity securities of Affinion Holdings. The decision of each Significant Holder to exchange its Existing Notes and/or acquire New Notes pursuant to the Transaction Documents has been made by such Significant Holder independently of any other Significant Holder. Each Significant Holder acknowledges that no other Significant Holder has acted as agent for such Significant Holder in connection with such Significant Holder making its investment hereunder and that no other Significant Holder will be acting as agent of such Significant Holder in connection with monitoring such Significant Holder's investment or enforcing its rights under the Transaction Documents. The Affinion Parties and each Significant Holder confirm that such Significant Holder has independently participated with the Affinion Parties in the negotiation of the Transactions with the advice of its own counsel and advisors as such Significant Holder has deemed necessary, prudent, or advisable. Each Significant Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Significant Holder to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document (i) is between the Affinion Parties and a Significant Holder, solely, and (ii) not between the Affinion Parties and the Significant Holders collectively or between and among the Significant Holders.

16.   No Recourse Against Related Parties. Notwithstanding anything to the contrary set forth in this Agreement, none of the Parties' Related Parties or any of their Related Parties (in each case other than the Affinion Parties, each Significant Holder (as defined below) or any of their respective assignees under this Agreement) shall have any liability, personal or otherwise, or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement for any breach, loss, or damage for (i) any damages suffered as a result of the failure of the Exchange Offers to be consummated and (ii) any other damages suffered as a result of or under this Agreement and the Transactions (or in respect of any oral representations made or alleged to be made in connection herewith or therewith). As used herein, "Related Parties" of a person or entity means any of its former, current, and/or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, Subsidiaries, members, managers, general or limited partners, or assignees.

17.   Fiduciary Duties. Notwithstanding anything to the contrary herein, nothing in this Agreement shall affect the ability of the Affinion Parties or any employee, consultant, partner, officer, or director of the Affinion Parties to act in accordance with their fiduciary duties under applicable law and any act taken in accordance with such fiduciary duties shall not result in a breach of this Agreement.

18.   Headings. The section headings of this Agreement are for convenience of reference only and shall not, for any purpose, be deemed to be part of this Agreement or otherwise affect the interpretation of this Agreement.

19.   No Interpretation Against Drafter. This Agreement is the product of negotiations between the Parties hereto represented by counsel, and any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived.

20.　　Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

21.　　Counterparts. This Agreement may be executed in any number of counterparts and by different Parties and separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

[*Signature Pages to Follow*]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered by their respective duly authorized officers, solely in their respective capacity as officers of the undersigned and not in any other capacity, as of the date first set forth above.

AFFINION GROUP HOLDINGS, INC.

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Executive Vice President and Chief
     Financial Officer

AFFINION GROUP, INC.

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Executive Vice President and Chief
     Financial Officer

AFFINION INVESTMENTS, LLC

By: Affinion Group, Inc., its non-economic managing member

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Executive Vice President and Chief
     Financial Officer

SIGNIFICANT HOLDER

ELLIOTT ASSOCIATES, L.P.

Elliott Associates, L.P.
By: Elliott Capital Advisors, L.P., as general partner
By: Braxton Associates, Inc., as general partner

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice-President

Existing AGI Notes   Existing Holdings Notes

$55,643,000 $1,461,639

Existing Investments Notes   International Notes

$3,896,680 $

Existing Equity   Credit Agreement

136,000 shares   First Lien Term Loan - $11,128,560.85

                                       Second Lien Term Loan - $47,840,805.63

SIGNIFICANT HOLDER

THE LIVERPOOL LIMITED PARTNERSHIP

By: Liverpool Associates Ltd., as General Partner

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice-President

Existing AGI Notes   Existing Holdings Notes

$5,577,000_____ $_____

Existing Investments Notes   International Notes

$_____ $_____

Existing Equity   Credit Agreement

_____   _____

SIGNIFICANT HOLDER

ELLIOTT INTERNATIONAL, L.P.

By: Elliott International Capital Advisors Inc.
        as attorney-in-fact

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice-President

Existing AGI Notes

$126,294,000

Existing Investments Notes

$8,280,180

Existing Equity

289,000 shares

Existing Holdings Notes

$3,105,985

International Notes

$

Credit Agreement

First Lien Term Loan - $23,648,191.71

Second Lien Term Loan - $97,131,332.61

SIGNIFICANT HOLDER

FRANKLIN MUTUAL QUEST FUND

By: FRANKLIN MUTUAL ADVISERS,
LLC, as investment manager

By: /s/ Peter Langerman
Name: Peter Langerman
Title: CEO

Existing AGI Notes   Existing Holdings Notes

$50,000,000 $

Existing Investments Notes   International Notes

$ $

Existing Equity   Credit Agreement

                                                      $151,088,959.35